UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Scorpio Bulkers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7546A130
(CUSIP Number)

Mr. Emanuele Lauro
9, Boulevard Charles III
Monaco 98000
377-9798-5716

with a copy to:
Larry Rutkowski, Esq.
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y7546A130

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,447,751

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,447,751

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,447,751

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A130

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,447,751

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,447,751

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,447,751

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7546A130

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

981,834

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

981,834

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

981,834

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A130

1.	NAME OF REPORTING PERSONS

Scorpio Assets Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

465,917

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

465,917

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

465,917

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A130

1.	NAME OF REPORTING PERSONS

Scorpio Assets SALT Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

465,917

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

465,917

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

465,917

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A130

Explanatory Note:
This Amendment No. 6 to the Schedule 13D that was originally filed on February 16, 2016 (and as thereafter amended on March 10, 2016, March 23, 2016, June 23, 2016, December 14, 2018 and February 22, 2019, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). All share numbers contained in this Amendment No. 6 to the Schedule 13D give retroactive effect to the one-for-ten reverse stock split of the Common Shares effected by the Issuer on April 7, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares of the Issuer, having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.
Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets Holding”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets SALT Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets SALT”), and a wholly-owned subsidiary of Scorpio Assets Holding; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings, (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings, SSH, Scorpio Assets Holding and Scorpio Assets SALT, the “Reporting Persons”).

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of approximately 20.0% of the Issuer’s outstanding Common Shares, SSH may be deemed the beneficial owner of approximately 13.5% of the Issuer’s outstanding Common Shares, and Scorpio Assets Holding and Scorpio Assets SALT may be deemed the beneficial owners of approximately 6.4% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH, Scorpio Assets Holding, Scorpio Assets SALT and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties.

The principal business of Scorpio Assets Holding and Scorpio Assets SALT is holding shares and/or other securities, directly or indirectly, in certain affiliated companies operating in the shipping industry.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies, and Chief Operating Officer of the Issuer.

USA
Filippo Lauro
Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Tankers Inc., and Hermitage Offshore Services Ltd.

Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	USA
Rosada Guglielmi	Director of Scorpio Assets Holding and Scorpio Assets SALT, and other entities within the Scorpio group of companies.	Italy

(1)  The business address of the Principals, Scorpio Tankers Inc., and other entities within the Scorpio group of companies is 9 Boulevard Charles III, MC 98000, Monaco. The business address of Hermitage Offshore Services Ltd. is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following: On May 11, 2020, SSH purchased 50,000 Common Shares in open market transactions using funds from working capital.

Item 4.	Purpose of Transaction. There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)
As of May 11, 2020, the Issuer reported 7,247,580 Common Shares outstanding. Based on the foregoing, as of the date of this filing:

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of 1,447,751 Common Shares, representing approximately 20.0% of the Issuer’s outstanding Common Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

SSH may be deemed the beneficial owner of 981,834 Common Shares, representing approximately 13.5% of the Issuer’s outstanding Common Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

Scorpio Assets Holding and Scorpio Assets SALT may be deemed the beneficial owners of 465,917 Common Shares, representing approximately 6.4% of the Issuer’s outstanding Common Shares. Scorpio Assets Holding, Scorpio Assets SALT, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 451,936 Common Shares, with the sole power to vote and dispose of the Common Shares that each Principal respectively owns.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days are set forth on Exhibit A-1 to this Amendment No. 6 to the Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following exhibit: Exhibit A-1 – Information with Respect to Transactions Effected

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2020

SCORPIO HOLDINGS LIMITED*

By:          /s/ Filippo Lauro
Name: Filippo Lauro
Title:   Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:          /s/ Filippo Lauro
Name: Filippo Lauro
Title:   Director and Vice President

SCORPIO ASSETS HOLDING LIMITED*

By:          /s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title:   Director

SCORPIO ASSETS SALT LIMITED*

By:          /s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title:   Director

ANNALISA LOLLI-GHETTI*

By:          /s/ Annalisa Lolli-Ghetti
Name: Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A-1

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Average Price per Common Share	Type of Transaction	Number of Common Shares Purchased
May 11, 2020	$17.15	Open Market Purchase	50,000